**ICICI Securities Inc.**

**Statement of Financial Condition**

**March 31, 2019**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-52746

REPORT FOR THE PERIOD BEGINNING ___04/01/18___ AND ENDING ___03/31/19___
                                          MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**ICICI Securities Inc.**

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**275 Madison Avenue – Suite 1417**
                              (No. and Street)

**New York**                          **NY**                          **10016**
    (City)                           (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Fredric Obsbaum**                                            **(212) 897-1694**
                                                      (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                    (Name - if individual, state last, first, middle name)
200 Jefferson Park          Whippany                NJ                07981
    (Address)                (City)              (State)            (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

# ICICI Securities Inc.
**(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)**

**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**

[x]         Independent Auditors' Report.
[x]   (a)   Facing Page.
[x]   (b)   Statement of Financial Condition.
[x]        Footnotes
[ ]   (c)   Statement of Operations.
[ ]   (d)   Statement of Changes in Stockholder's Equity.
[ ]   (e)   Statement of Cash Flows.
[   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   (l)   An Affirmation.
[ ]   (m)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]   (n)   Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]   (o)   Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The accompanying notes are an integral part of this financial statement.





## AFFIRMATION

I, Bishen Pertab, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICICI Securities., Inc. for the year ended March 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

ANNA JAGROOP
Notary Public - State of New York
NO. 01JA6344533
Qualified in Queens County
My Commission Expires Jul 5, 2020

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
ICICI Securities, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (the "Company"), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.

May 28, 2019

Whippany, New Jersey

**WithumSmith+Brown, PC**   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# ICICI Securities Inc.
**(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)**

## Notes to Financial Statements
## March 31, 2019

| | | |
|---|---:|---:|
| **Assets** | | |
| Cash | $ | 2,970,494 |
| Certificate of deposit | | 1,008,595 |
| Fixed assets, net of accumulated depreciation of $11,604 | | 5,274 |
| Due from affiliated companies | | 551,804 |
| Deposits | | 86,719 |
| Prepaid expenses | | 23,500 |
| Deferred tax asset | | 250,710 |
| Other assets | | 3,993 |
| **Total assets** | **$** | **4,901,089** |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| | | |
| Accounts payable and other accrued liabilities | $ | 581,872 |
| Income taxes payable | | 12,545 |
| **Total liabilities** | | 594,417 |
| | | |
| Stockholder's equity: | | |
| Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares | | 12,980,000 |
| Additional paid-in capital | | 454,126 |
| Accumulated deficit | | (9,127,454) |
| **Total stockholder's equity** | | 4,306,672 |
| **Total liabilities and stockholder's equity** | **$** | **4,901,089** |

The accompanying notes are an integral part of this financial statement.

# ICICI Securities Inc.
**(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)**

## Notes to Financial Statements
## March 31, 2019

1. **Organization**

   ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which in turn is a wholly owned subsidiary of ICICI Securities Ltd, an Indian financial services company listed on the major Indian stock exchanges. The Company provides brokerage and corporate finance services to institutional investors in the United States, Canada and Singapore, investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian corporations wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS).  The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. **Significant Accounting Policies**

   **Cash**

   The Company maintains cash at banking institutions in various countries.  Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits.  The Company also maintains cash deposits in a Singapore financial institution that is subject to the limits of the deposit insurance scheme administered by the Monetary Authority of Singapore.

   **Fixed Assets**

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   **Income Taxes**

   The Company is a wholly owned subsidiary of its Parent and, therefore, all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

   **Foreign Currency**

   Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses.  The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of operations.

*2.* **Significant Accounting Policies (continued)**

**Estimates**

This statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**

Effective April 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company has evaluated the new guidance and has determined that the adoption did not impact the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption is not necessary.

Significant Judgements
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Transfer Pricing Revenue
The Company provides execution and brokerage services for transactions between its U.S. institutional investors and its Affiliate, in accordance with SEC Rule 15a-6a (3). Pursuant to a Master Services Agreement between the Company and the affiliate, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. This represents the only performance obligation which is satisfied over time as the services are provided. The Company recorded revenue based on a cost plus 8% arrangement that was agreed to by the Company and the affiliate and is in agreement with a transfer pricing study obtained by both the Company and its affiliate.

2. **Significant Accounting Policies (continued)**

<u>Disaggregation of Revenue</u>
Disaggregation can be found on the statement of operations for the year ended March 31, 2019 by type of revenue stream.

<u>Contract Assets and Liabilities</u>
There were no contract assets or liabilities at April 1, 2018 and March 31, 2019.

The Company had receivables due from affiliates on April 1, 2018 and March 31, 2019 in the amount of $1,390,065 and $551,804, respectively.

**New Accounting Pronouncements**

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their statement of financial position, the rights and obligations created by the leases. This guidance will be effective for the Company in its fiscal year beginning after March 31, 2019. Management does not expect a significant impact to its operations as result of the adoption of this new standard. The right of use asset and future payment liability are approximately $61,000.

3. **Related Party Transactions**

The Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected and retained by the affiliate. The affiliate compensates the Company by paying its expenses plus a markup of 8%. The Company earned $2,815,872 in transfer pricing revenue. The Company also provided management services for another affiliated company in the amount of $45,000. The total amount due from the affiliated companies was $551,804 at March 31, 2019.

4. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, shall not be less than $250,000. At March 31, 2019, the Company had net capital of approximately $3,200,000 which exceeded requirements by approximately $2,950,000.

5. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

The Company's policy is to continuously monitor its exposure to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

A majority of the Company's operations are conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency

# ICICI Securities Inc.
**(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)**

## Notes to Financial Statements
## March 31, 2019

### 5.  Off-Balance-Sheet Risk, Concentration Risk and Credit Risk (continued)

restrictions and other factors that may significantly affect management's estimates and the Company's performance.

Substantially all of the Company's cash is held in accounts at two major financial institutions. Management does not expect any losses to result with respect to any of these concentrations.

A significant portion of the Company's assets are represented by receivables from its affiliates and a foreign bank account.

The Company is dependent on its affiliate for 100% of its revenue.

### 6.  Income Taxes

Total tax benefit is $244,802 which is the net of the current tax expense of $5,908 and a deferred tax benefit of $250,710.  Current tax expense represents state and local taxes.  The difference between the effective income tax benefit and the amount computed using the statutory federal tax rate of 21% is primarily due to state taxes and other non-deductible items.

The components of the net deferred tax assets are as follows:

| | |
|---|---:|
| Deferred tax assets: | |
|   NOL federal and state carryforward | $    2,704,863 |
|   Fixed assets | (1,695) |
|   Deferred rent liability | 40,914 |
|   Accrued compensation | 155,058 |
| Gross deferred tax | 2,899,140 |
| Less: valuation allowance | (2,648,430) |
|     Deferred tax assets, net | $       250,710 |

At March 31, 2019, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2028. The value of the deferred tax asset was calculated based on estimated future earnings of the Company over the next five years.  The valuation allowance of the deferred tax assets decreased by $278,146 for the year ended March 31, 2019.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2019.  The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense within the statement of operations; however, there are none for the year ended March 31, 2019.  At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

### 7.  Certificate of Deposit

At March 31, 2019, the Company held a certificate of deposit that has a two-year term and is valued at cost plus accrued interest.

# ICICI Securities Inc.
**(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)**

## Notes to Financial Statements
## March 31, 2019

**8. Commitments and Contingencies**

The Company rents office space under operating leases that expire October 31, 2019 and August 31, 2020, respectively. Future minimum payments through the end of the leases will be $86,756.

The Company has a long-term incentive bonus plan in place that is partly dependent on the overall economic performance of the Company. To be eligible to receive payment, an employee must be employed by the Company past the payment date. The Company has accrued $309,999 representing the next payment due April 30, 2019. The amount is reflected in compensation and benefits on the statement of operations.

Future payments are projected to be as follows:

| Due Date | Amount |
|---|---|
| April 30, 2019 | $ 309,999 |
| April 30, 2020 | 383,938 |
| April 30, 2021 | 284,215 |
| April 30, 2022 | 162,409 |
| | $ 1,140,561 |